JPMorgan ETN report

The table below summarizes certain data related to the Alerian MLP Index ETNs (the "Notes" or the "ETNs")

Product Name	CUSIP	Ticker	Date	Closing Price ($)	Indicative Value Ticker	Closing Indicative Value ($)	Maximum Number of Authorized Notes	Number of Notes	Number of Notes held by JPMorgan	Market Capitalization	Total Assets	Last Coupon per Note ($)	Last Coupon Ex-Date	Fee
JPMorgan Alerian MLP Index ETN	46625H365	AMJ	6/14/2012	$36.27	AMJIV	$36.31	129,000,000	117,950,000	2,279,438	$4,195,371,284	$4,282,764,500	0.5187	5/24/2012	0.85% p.a.

The ETNs are unsecured and unsubordinated debt obligations of JPMorgan Chase & Co. and accordingly, are exposed to the credit risk of JPMorgan Chase & Co. For additional information please see "Recent Developments" on page PS-1 of the most recent pricing supplement related to these ETNs provided below.

Definitions

"Closing Price" means the last trade reported as of the date shown.

"Closing Indicative Value" means the last level calculated for the intraday indicative value of the ETN for the relevant day. The intraday indicative value (the "IIV") is meant to approximate the intrinsic value of the ETN. The IIV calculation is provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday intrinsic values of the Alerian MLP Index, and may not be equal to the payment at maturity or upon early repurchase. It is possible that maximum issuance authorization may cause the ETNs to trade at a premium in relation to the Closing Indicative Value and/or IIV. Investors that pay a premium for the ETNs could incur significant losses if those investors sell their ETNs at a time when the premium is no longer present.

"Maximum Number of Authorized Notes" means the total number of notes that are currently authorized by JPMorgan Chase & Co. for issuance

"Number of Notes" means the total number of notes that have been issued, including those held by JPMorgan Chase & Co. or one of its affiliates.

"Number of Notes held by JPMorgan" means the total number of notes, shown in thousands, that are currently held by JPMorgan Chase & Co. or one of its affiliates.

"Market Capitalization" means the Number of Notes minus the Number of Notes held by JPMorgan multiplied by the Closing Price.

"Total Assets" means the product of the Number of Notes and the Closing Indicative Value.

"Last Coupon per Note" means the most recent Coupon Amount paid by the issuer of the Note to investors. Please see the relevant Pricing Supplement for the definition of Coupon Amount.

"Last Coupon Ex-Date" means the "ex-date" with respect to the most recent Coupon Amount, as more fully described in the relevant Pricing Supplement.

"Fee" refers to the to the Tracking Fee as defined in the relevant Pricing Supplement.

You should read the most recent pricing supplement related to these ETNs dated May 22, 2012 before you make an investment. You may access this pricing supplement on the SEC website at www.sec.gov as follows:
http://www.sec.gov/Archives/edgar/data/19617/000089109212002956/e48583_424b2.htm

June 14, 2012